JAWS Spitfire Acquisition Corp

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

September 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathryn Jacobson

Re:	JAWS Spitfire Acquisition Corp
Amendment No. 4 to Form S-4
Filed August 19, 2021
File No. 333-256057

Ladies and Gentlemen:

This letter sets forth responses of JAWS Spitfire Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 1, 2021, with respect to the above referenced Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed August 19, 2021

Velo3D’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020, page 222

1.     Staff’s comment: We note on page 2 and elsewhere in your filing that revenues from SpaceX, your largest customer, continued to decline on an absolute dollar basis and as a percentage of total revenues during all periods presented. Please describe known trends or uncertainties regarding your future business with SpaceX that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(c) of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure on pages 219 and 220 in response to the Staff’s comment.

2.     Staff’s comment: Refer to the table summarizing your results of operations hereunder. Please recalculate each line item of operating expenses and net loss expressed as a percent of revenue to report the correct percentages.

Response: The Company advises the Staff that it has revised the disclosure on page 218 in response to the Staff’s comment.

Velo3D, Inc.

Note to Condensed Financial Statements (Unaudited)

10. Leases, page F-54

3.     Staff’s comment: We note that during the six months ended June 30, 2021, the Company signed two new leases for manufacturing and R&D facilities. Per your disclosure, the 65-month lease for the manufacturing facility "is targeted to commence in late 2021 with a contractual obligation of $9.3 million in base rent." For accounting purposes, please make clear when the lease term commenced or will commence. Refer to ASC 842-10-55-19.

Response: The Company advises the Staff that it has considered ASC 842-10-55-19 through 55-21, clarified the lease commencement date and revised the disclosure on pages 212, 215, 227, 229 and F-58 in response to the Staff’s comment.

Based on the analysis performed by Velo3D and discussed below, the estimated lease commencement date is November 7, 2021. Per the terms of the lease agreement signed on June 28, 2021, the lessor shall install base building renovation work, where the lessor has engaged a third-party construction agent for the specific asset improvements which is owned by the lessor. Velo3D cannot remove or alter these improvements without the lessor consent, and these asset improvements can serve future lessees at the end of the lease term.

Velo3D is permitted to occupy and commence operations on the earlier of the date of substantial completion of the improvements or November 7, 2021. Concurrently, while the lessor is preparing the facility for use, the lessor has granted access to Velo3D’s own third-party construction agent to begin planning and preparations for Velo3D owned leasehold improvements. Velo3D has estimated that the commencement date of the lease will most likely begin on November 7, 2021, based on the lessor’s estimated completion date on its owned asset improvements and making the underlying asset available for use.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP